EXHIBIT 99.4

FOR IMMEDIATE RELEASE – August 16, 2010

Anchor Funding Services, Inc. reports second quarter and six months fiscal 2010 results.

Boca Raton, Fl. (PR Newswire) August 16, 2010– Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the three months and six months ended June 30, 2010. The company reported second quarter 2010 finance revenues of $844,801 as compared to $393,202 for the comparable period of the prior year. The company reported a controlling interest share of net loss of $563,246 for the three months ended June 30, 2010 as compared to a controlling interest share of net loss of $347,772 for the comparable period of the prior year. The company reported finance revenues for the six months ended June 30, 2010 of $1,646,820 compared to $797,480 for the comparable period of the prior year. The Company reported a controlling interest share of net loss of $654,857 for the six months ended June 30, 2010 compared to a controlling interest share of net loss of $673,653 for the comparable period of the prior year. The increase in revenues is attributable to the increase in Anchor's base business and contribution from its 80% owned subsidiary. The increase in net loss is attributable to a credit loss described below.

We continue to experience demand from small businesses seeking credit and accounts receivable financing. As a result, Anchor has enjoyed continued growth in its accounts receivable portfolio in the second quarter of 2010 having achieved its highest accounts receivable purchase quarter, exceeding $28 million, as compared to approximately $ 13 million for the comparable period of the prior year.

As indicated in the chart below for the three months ended June 30, 2010, Anchor, excluding its Brookridge ownership interest, had a net loss of $20,303 as compared to a net loss of $347,772 before preferred stock dividends for the comparable period of the prior year. This marks a major improvement in Anchor's operating performance of its base business as the company has increased its invoice purchases and lowered its operating overhead.

Net loss for the three months ended June 30, 2010
Anchor Funding Services, Inc and Anchor Funding Services, LLC	$(20,303)
Brookridge Funding Services, LLC (Controlling Interest)	(542,943)
Consolidated net loss attributable to common shareholder	$(563,246)

In April 2010, Brookridge incurred a credit loss of approximately $650,000 due to what appears to be a fraud committed by a Brookridge client. Anchor’s interest in this loss is 80% or approximately $520,000. Brookridge financed inventory purchased by this client who sold the inventory for the benefit of another company not funded by Brookridge resulting in the loss of Brookridge’s collateral rights in the inventory. As a result, Brookridge is recording a charge of $650,000 for credit losses in April, 2010. Brookridge’s March 31, 2010 outstanding advances to this client were subsequently paid; the charge, which is fully recorded in this period, relates to advances made in April 2010. Brookridge is pursuing all collection remedies available to it under its purchase order and factoring agreements, including enforcement of its rights under a personal guaranty by the client’s principal.

In July 2010, we entered into a Memorandum of Understanding (the "Agreement) with the Minority Members of our 80% owned subsidiary, Brookridge Funding Services, LLC ("Brookridge"). The purpose of this Agreement is to rescind the Company's acquisition of certain assets of Brookridge Funding, LLC that occurred on December 7, 2009. Under the terms of the Agreement, the Minority Members of Brookridge have until October 7, 2010 to purchase Anchor's interest in Brookridge at book value and retire Brookridge's debt with its lender, MGM Funding, LLC. If this does not occur by October 7, 2010, then the Company has until October 12, 2010 to purchase the Minority Members interest at book value. At the Closing of either of these transactions the parties will sign Mutual Releases and the party not purchasing the other party's interests will enter into a non-solicitation agreement preventing it from soliciting Brookridge customers for two years. The Agreement provides for 80% of any recovery of the credit loss to benefit the Company and the remaining 20% to benefit the Minority Members.

As of June 30, 2010, Anchor’s interest at book value in Brookridge was approximately $686,000. If under the terms of the Agreement, the Minority Members buy Anchor’s interest, then Anchor will use this cash to pay its debt with lenders. This would result in interest savings of approximately $137,000 per annum if the Minority Members’ payment was $686,000.

If the Minority Members do not buy Anchor’s interest in Brookridge by October 7th, then Anchor will buy the Minority Members’ interest, which was $171,502 as of June 30, 2010. Anchor anticipates it would then assimilate Brookridge’s accounts into its Charlotte, NC operations and completely wind down Brookridge’s Connecticut operations. Anchor believes that this plan would add to earnings as long as the Brookridge accounts were retained.

Based upon anticipated continued growth and success with our marketing programs, we expect Anchor, excluding Brookridge, to show continued improvement in its operating performance. We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing and credit management services to small and mid-size U.S. businesses. Our funding programs provide businesses with rapid and flexible financing to support their working capital needs, acquisition programs and for business expansion opportunities.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com

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